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19003268

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FEB 27 2019

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Distributed Technology Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 West 21st Street, 2nd Floor
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel (717) 249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza (Address) New York (City) NY (State) 10112 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

Distributed
Technology
Markets

55 West 21st Street, Second Floor, New York, NY 10010

OATH OR AFFIRMATION

I, the principal officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Distributed Technology Markets, LLC as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public

Chris Wittenborn
Name

Chief Executive Officer
Title

My Commission Expires July 31, 2021

Signature

Louise H. Bryson
Notary Public
State of Connecticut
Fairfield County

DISTRIBUTED TECHNOLOGY MARKETS, LLC
(FKA ORCHARD PLATFORM MARKETS, LLC)

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Member of Distributed Technology Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Distributed Technology Markets, LLC (formerly known as Orchard Platform Markets, LLC), (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, in early 2018, the Company ceased its prior activities and has begun preparations to transition to a new line of business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

February 25, 2019

We have served as the Company's auditor since 2016.

DISTRIBUTED TECHNOLOGY MARKETS, LLC
(FKA ORCHARD PLATFORM MARKETS, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		
Cash	$	1,004,801
FINRA deposit		6,000
Prepaid expenses & other assets		11,099
Total assets	$	1,021,900
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	2,489
Accrued expenses & other liabilities		79,966
Due to Parent		515,994
Total liabilities		598,449
Member's equity:		
Equity contributed by Parent		1,495,000
Accumulated deficit		(1,071,549)
Total member's equity		423,451
Total liabilities and member's equity	$	1,021,900

See notes to the statement of financial condition.

DISTRIBUTED TECHNOLOGY MARKETS, LLC
(FKA ORCHARD PLATFORM MARKETS, LLC)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Distributed Technology Markets, LLC (the "Company") was incorporated in the state of Delaware on December 10, 2015 as Orchard Marketplace, LLC which name was subsequently changed to Orchard Platform Markets, LLC. On October 2, 2018 the Company filed to have its name changed to its current name. The Company has filed Form BD with the Financial Industry Regulatory Authority ("FINRA") to officially record its name change. The Company is a wholly owned single member LLC subsidiary of Velocity Markets, Inc. (formerly known as Orchard App, Inc.) (the "Parent").

On September 28, 2016, the Company became registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of FINRA. The Company has been approved by FINRA to utilize its proprietary software as an Alternative Trading System to automate the facilitation and execution of "many to many" transactions. The Company engaged in brokerage activity through early 2018 by connecting its clients interested in transacting and facilitating the sale of multiple loan pools.

In early 2018, the Company ceased its prior activities and began preparations to transition to a new line of business; the Company currently plans to seek approval from FINRA in 2019, as part of its Continuing Membership Application, to facilitate transactions for its users allowing them to transfer digital securities for US Dollars and also to transfer US Dollars for digital assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash

As of December 31, 2018, the Company maintains its cash accounts with a high credit quality financial institution fully insured by the Federal Deposit Insurance Corporation. The balance of the accounts regularly exceeds the federally insured limit of $250,000.

FINRA deposit

The Company deposits cash in a FINRA sponsored account used to cover FINRA registration and compliance costs. These costs are forecasted concurrently with the Company's compliance evaluations, and monies are transferred into the account in advance as needed.

Income Taxes

The Company uses an asset and liability (balance sheet) approach for financial accounting and reporting of income taxes. This results in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities, as measured by tax laws, and their bases, as reported in the financial statements. When deferred tax assets are recognized, they are subject to a valuation allowance based on management's judgment as to whether realization is more likely than not.

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of the tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Interest and penalties related to unrecognized tax benefits are classified as noninterest expense.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin 118 ("SAB 118") which provides guidance on accounting for the impact of the Tax Cuts and Jobs Act (the "Tax Act"). SAB 118 provides a measurement period, not to exceed 12 months from the date of enactment, to complete the accounting associated with the Tax Act. The Company has completed its accounting for the impact of the Tax Act in the current period and there were no significant changes to the amounts previously recorded relating to the Tax Act.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or amounts that approximate fair value due to their short-term nature.

3. RELATED PARTIES

As of December 31, 2018, the intercompany balance owed to the Parent was $515,994. Subsequent to the year end, the Company paid approximately $100,000 towards settling this liability with the Parent.

The Company's statement of financial condition has been prepared assuming that it will continue as a going concern which includes obtaining financial support from the Parent that will allow it to meet its obligations as they fall due.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2018, the Company had net capital of $406,352 which was $366,455 in excess of its required net capital of $39,897. The Company's aggregate indebtedness to net capital ratio

was 1.47 to 1.

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provision of SEC Rule 15c3-3, based on sections (k)(2)(i).

5. CONTINGENT LIABILITIES

Litigation - As of December 31, 2018 there were no matters that management believes will have a material adverse impact on the Company's financial statements and hence no loss amount has been recorded in accordance with ASC 450-10, *Contingencies*.

6. INCOME TAXES

As a single-member limited liability company, the Company is treated as a disregarded entity for income tax purposes and therefore is included in the income tax filing of its Parent. For financial statement purposes the Company is using the separate-return approach to calculate its tax provision as if the Company is filing a stand-alone tax return.

The Company is included in federal, New York State and New York City income tax returns with its Parent.

As of December 31, 2018, the total deferred tax assets are $350,135 and the Company has recorded a full valuation allowance. At December 31, 2017, the Company had a full valuation allowance of $262,195 on the deferred tax assets.

As of December 31, 2018, the Company has net operating loss ("NOL") carryforwards in all three jurisdictions. The Federal NOL of $466,621 generated prior to 2018 will begin to expire in 2035 and the current year NOL of $389,394 can be carried forward indefinitely. The New York State and New York City NOLs will begin to expire in 2035. Realization of these losses is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. A full valuation allowance was recorded because management assessed that it is more likely than not that none of the deferred tax asset will be realized.

As of December 31, 2018, the Company has no unrecognized tax benefits. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. As of December 31, 2018, no significant changes to uncertain tax positions are projected over the next twelve months. As of December 31, 2018, the Parent's U.S. Federal, State and local income tax returns for tax year 2015 and onwards remain open to examination.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2019, which is the date the financial statements were available to be issued, for events requiring recording or disclosure in the financial statements.

* * * * *